

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Kyle Detwiler
Chief Executive Officer
Clever Leaves Holdings Inc.
489 Fifth Avenue, 27th Floor
New York, New York 10017

Re: Clever Leaves Holdings Inc.
Registration Statement on Form S-4
Exhibit No. 2.1
Filed August 6, 2020, as amended
File No. 333-241707

Dear Mr. Detwiler:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance